Filed by Mittal Steel Company N.V.

Pursuant to Rule 425 under the United States

Securities Act of 1933, as amended

Subject Company: Arcelor S.A.

Commission File No. of Mittal Steel: 001-14666

Date: June 19, 2006

Mittal Steel-Arcelor
The Natural Alliance

June 2006



Disclaimer

MITTAL

Forward-Looking Statements

This document contains forward-looking information and statements about Mittal Steel Company N.V., Arcelor S.A. and/or their combined business after completion of the proposed acquisition. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words "believe," "expect," "anticipate," "target" or similar expressions. Although Mittal Steel's management believes that the expectations reflected in such forward-looking statements are reasonable, **investors are urged not to rely on any such forward-looking statements**. Forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of Mittal Steel, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. Such differences will likely increase over time. These risks and uncertainties include those discussed or identified in the filings with the Netherlands Authority for the Financial Markets and the SEC made or to be made by Mittal Steel, including (in the latter case) on Form 20-F and on Form F-4. Mittal Steel undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise. Mittal Steel does not plan to publish detailed financial projections in the future.

In addition, this communication contains certain forward-looking statements with regard to Arcelor S.A., Severstal and their combined business, which have been based entirely on public statements of Arcelor and Severstal. Mittal Steel has not verified any such statements and investors are urged not to rely on any such statements.

No Offer

No offer to exchange or purchase any Arcelor shares or convertible bonds has been or will be made in The Netherlands or in any jurisdiction other than Luxembourg, Belgium, Spain, France and the United States. This document does not constitute an offer to exchange or purchase any Arcelor shares or convertible bonds. Such an offer is made only pursuant to the official offer document approved by the appropriate regulators.

Important Information

In connection with its proposed acquisition of Arcelor S.A., Mittal Steel has filed and will file important documents (1) in Europe, with the *Commission de Surveillance du Secteur Financier* (CSSF) in Luxembourg, the *Commission Bancaire, Financière et des Assurances* (CBFA) in Belgium, the *Comisión Nacional del Mercado de Valores* (CNMV) in Spain and the *Autorité des marchés financiers* (AMF) in France, including the Information Document approved by the CSSF, the CBFA and the AMF (No. 06-139) on 16th May 2006 and by the CNMV on 22nd May 2006 and a supplement thereto approved by such regulators on May 31, 2006, and a Share Listing Prospectus approved by the *Autoriteit Financiële Markten* ("AFM") in The Netherlands on May 16, 2006 and a supplement thereto approved by the AFM on May 31, 2006, and (2) with the Securities and Exchange Commission (SEC) in the United States, including the registration statement on Form F-4, the Prospectus for the exchange offer and related documents. Investors and Arcelor security holders outside the United States are urged to carefully read the Information Document and the Share Listing Prospectus, including any supplement thereto, which together contain all relevant information in relation to the Offer. Investors and Arcelor security holders in the United States are urged to carefully read the registration statement on Form F-4, the Prospectus and related documents. All such documents contain important information. Investors and Arcelor security holders may obtain copies of such documents free of charge on Mittal Steel's website at www.mittalsteel.com. In addition, the French version of the Information Document is available on the AMF's website at www.amf-france.org, and the registration statement on Form F-4, the Prospectus and related documents are available at the SEC's website at www.sec.gov.

Key Themes

MITTAL

Recent developments in the steel industry contributing to positive price outlook

- Strong fundamentals evident in the steel industry
- Increasing steel prices in 2006
- Positive short and medium-term outlook

Mittal Steel - Strong growth in 2006

- Price recovery confirmed, driven by strong demand globally
- Further price increases expected in 2006
- Increased 2006 guidance - EBITDA* expected of around US$7.3 billion

Mittal Steel - best investment choice in the steel industry

- The best asset portfolio to benefit from the steel cycle
- Compelling growth prospects, profitability and returns
- Unjustified discount to peer group

Business plan to generate substantial value upside

- Strong growth potential from existing asset base
- A number of projects and initiatives to organically increase normalised EBITDA* to US$9.9 billion by 2008
- Growth Capex of US$3.35bn through 2008

Superior merger proposal from a better partner

- Industry transforming transaction versus reverse takeover by mid-size regional player
- More synergies
- All regulatory approvals received for new tender offer
- True premium for all Arcelor shareholders
- Unrivalled global footprint and unprecedented scale to support future growth
- Higher offer value for Arcelor shareholders
  - Value of Mittal Steel offer totals €55/share if Mittal Steel valued on same basis as Severstal and including synergies and business plan upside

* EBITDA = net income plus interest, income taxes, minority interest and depreciation and amortization.

MITTAL

I. Recent developments in the steel industry contributing to positive price outlook

Strong growth expected in steel demand

MITTAL

World steel apparent demand since 1950 - millions of tonnes


1,200
1,000
800
600
400
200
0
+5%/y
+1%/y
+5-7%/y
1950
1960
1970
1980
1990
2000

Chinese new industrialisation and BRICET growth has led to a new demand dynamic

Steel consumption per capita in 2005e (Kg/y)


1,000
800
600
400
200
0
India
South America
South Africa
CIS
Mexico
Poland
China
USA
Germany
Japan
Taiwan
Korea

Strong growth expected to continue as steel consumption still very low in developing regions

Source: IISI

Rising costs and structural weaknesses of Chinese industry constrain capacity expansion

MITTAL

HRC cost in China US$/t



400
350
300
250
200
150
100
50
0
1Q 2002
4Q 2005
Raw Material
Energy
Labour cost

Source: JP Morgan, USS

- Dependence on iron ore imports
- High energy cost
- Low grade product
- Small competitors, non-competitive
- Inland industrial network
- Environmental issues

=> Central government's new steel policy against export and capacity expansion

MITTAL

II. Mittal Steel – best investment choice in the steel industry

The investment vehicle of choice in the steel industry

MITTAL

Scale and Diversification	• Capacity of over 75 million tonnes • Production of flat and long products	✓
Vertically Integrated	• High level of self-sufficiency in raw materials - 40% coal, 50% rising to 80% in iron ore (in 2008), 80% coke	✓
Global Footprint	• Operations on 4 continents • Balanced portfolio of high-quality assets - 45% North America, 35% Europe, 20% Asia & Africa	✓
Strong Client Portfolio	• Supplier of choice of high-quality steel to North American automotive sector	✓
Multi-Regional Leadership	• No. 1 in North America • No. 1 in Africa • No. 1 in Central & Eastern Europe	✓
Strong Financial Performance	• Strong profitability - 2005 EBITDA margin of 20% • Sustainable value creation - 2005 ROIC of 24%	✓
Attractive Growth Prospects	• Exposure to emerging markets with high growth profiles • High return projects in Ukraine, Poland, Kazakhstan, South Africa	✓
Increased Guidance	• Increased guidance for 2006 • Potential EBITDA increase in 2008 to US$9.9 billion	✓

MITTAL

III. Business Plan to generate significant value upside

The Mittal Steel business plan

MITTAL

- Existing asset base has significant organic growth potential to increase normalised EBITDA to US$9.9 billion by 2008
- Growth arises from five key areas:
  - Low-cost capacity expansion in high-growth regions
  - Improved value-added product mix
  - Productivity and operational improvements
  - Expansion of mining operations
  - Synergies from ISG and Kryviy Rih acquisitions
- Bottom-up plan
  - Business plan developed by operating subsidiaries
  - Targets backed up by specific projects
  - Review at regional level for consistency and elimination of duplication
  - Review at corporate level extended to macro assumptions, internal benchmarks and corporate finance audit of cost and price calculations, as well as alignment with group strategy
- Mechanics reviewed by auditors and assumptions tested by international consulting firm
  - Rigorous approach confirmed

The current asset base provides significant growth in normalised EBITDA in a capital efficient manner

MITTAL



US$m
2006 forecast EBITDA US$7.3bn
8363
6649
888*
5761**
1734
1143
1520
437
430
2028
9885
2004 EBITDA Combined*
2005 EBITDA Combined*
Low-cost brownfield growth in line with market
Value-added production growth in line with market
Productivity and operational improvements***
Mining expansion****
ISG/Kryviy Rih/Canada synergies
Price squeeze*****
2008 EBITDA******
58.4m tonnes
54.2m tonnes*******
Shipments
66.2m tonnes
US$137/tonne
US$123/tonne
EBITDA margin
US$149/tonne

* Reflects adjustments of ISG and Kryviy Rih as if acquisitions occurred 1 January 2004; EBITDA = net income plus interest, income taxes, minority interest and depreciation and amortization.
** As per Mittal Steel's 2005 annual report
*** Includes manpower reductions, energy and yield improvements, and specific cost reduction initiatives including closure of hot end at Weirton US$70m
**** Excludes the 2.5m tonnes of ore from expansion in Kazakhstan which will be consumed in steel brownfield expansion; value of this is ca. US$77m
***** Mittal Steel's price-cost squeeze is 6.11% of its 2005 revenues (including ISG and Kryviy Rih). On a comparable basis, Arcelor's price-volume adjustment is 4.86% of its pro forma 2005 revenues
****** Excluding M&A pipeline, minority interests in Hunan Valin, and prospective greenfield project in India
******* 2005 production and utilisation rate reduced due to outage for fire in Temirtau and to production cutbacks in light of market demand
All figures are prepared in accordance with US GAAP

Structural cost advantages underpin brownfield volume growth

MITTAL

HRC operating costs, US$/tonne



Similar low cost position for Kryviy Rih expansion*
214
271
281
324
329
345
367
370
Mittal Steel Temirtau
CIS - average
Mittal Steel South Africa
Mittal Steel Poland
China - average
E Europe - average
USA - average
W Europe - average

Clear supply-side rationale for brownfield expansion in Poland, Ukraine, South Africa and Kazakhstan

- Advantaged on costs in Asia, Europe and South Africa
- Focus of these mills will be on domestic demand

Source: 2005 World Cost Curve, World Steel Dynamics

* Mittal Steel Kryviy Rih HRC costs not available until development of flat product capability 2008-2010; costs expected to be comparable to Mittal Steel Temirtau

Low-cost brownfield capacity growth and de-bottlenecking

MITTAL

Shipments & Capacity (million tonnes)



2006 shipments forecast 60 mT
79%**
91%**
58.4
54.2****
75.0
66.2
79.0
10.8
22.4
25.1
10.4
21.1
22.7
75
14.2
27.2
24.8
79
2004*
2005*
2005*
2008
2008
Shipments
Shipments
Capacity***
Shipments
Capacity***
Americas
Europe
Asia & Africa

* Including Kryvly Rih and ISG
** Capacity utilisation based on liquid steel to final product yield of 92%
*** Liquid steel capacity
**** 2005 production and utilisation rate reduced due to outage for fire in Temirtau and to production cutbacks in light of market demand

Main drivers

- **Approximately US$150/T margin expected on additional tonnes, based on 2005 actual margin for additional planned production at specified facilities**

- Asia & Africa
  - Strong regional market growth
  - 3.7mT of additional production, mainly through de-bottlenecking and elimination of voluntary production cuts
  - Market share gain in Southern & Western Africa related to investment in value-added products
- Central Europe
  - Strong domestic market growth
  - Termination of EU production restriction
  - 4.9mT of additional production, mainly through de-bottlenecking and elimination of voluntary production cuts
  - Value-added market share gain related to investment in automotive products
- Ukraine
  - Strong domestic market growth
  - 1.3mT increase in production; new steel making shop and 3.5mT rolling mill for flat products by 2010
  - Low cost position for export markets
- North America
  - No major capacity expansion; elimination of voluntary production cuts
  - Focus on value addition and market share gain related to leading technological expertise

There is significant opportunity to improve product mix as market needs mature

MITTAL

Shipments Composition 2005, Percent and Mln mT



17.1
3.9
3.3
6.2
5.9
4.5
66%
34%
51%
49%
50%
50%
49%
51%
36%
64%
27%
30%
43%
USA
Galati
Temirtau
South Africa
Kryvly Rih
Poland
Base Products*
Value Added Products**
Sections

- Two-thirds of production in Mittal Steel USA is value-added steel products
- Value-added proportion is lower in Mittal Steel operating subsidiaries in developing markets due to the focus of demand in these markets for more commodity range products
- Demand is growing for value-added products as per capita GDP grows and these markets mature
- Selective investments and transfer of knowledge through our Knowledge Management Program from other Mittal Steel operating subsidiaries will increase share of value-added production especially in Poland, Ukraine, Romania, South Africa and Kazakhstan

* Ingot, Slab, HRC, Billet, Bloom, Rebar
** All other products; share of production that is sections shown explicitly for Poland

Substantial value will be unlocked from investments in value-added product

MITTAL

Main drivers and major projects

Approximately 9mT of additional value-added products generating an incremental margin of US$128/T

Europe

Galati
- De-bottlenecking of steel shop and plate mills will yield additional 1m tpa of value-added plate for line pipes and specialised ship building
- Additionally, ca. 500kT value enhancement of HRC to CRC

Poland
- Includes new HRM, colour coating line, and upgrade of wire rod and heavy section mills
- Major value-additions include 200kT colour-coated, and 600kT of value-added sections
- In 2008/2009 new galvanising line and new pickling line will be commissioned - will provide additional 600kT CRC, 600kT galvanised from 2009 onward

Kryviy Rih
- About 450kT of long product will be enhanced to value-added rod and bar (e.g. SBQ, MBQ bar and high carbon/welding quality wire rod) via US$90m investment in new billet caster and wire rod mill upgrade
- In 2009/2010 ca 600kT of current long production will be replaced by HRC (the value of which is not included here)

Americas

USA
- Selective investments in value-adding capabilities
- Major value-additions include 600kT plate, new 500kT automotive galvanising line*

Asia/Africa

Temirtau
- New coating facilities and new billet caster and bar mill
- De-bottlenecking to increase production of value-added flat products
- Major value-addition includes additional 570kT CRC, 130kT galvanised, 160kT tin plate and 80kT colour-coated

South Africa
- Investment upstream to de-bottleneck and thereby enable fuller utilisation of downstream assets
- Value addition includes additional 600kT thin HRC, 250kT galvanised and 250kT high-end bar and wire

* An additional automotive galvanising line is planned but not yet formally approved and therefore not included here

Productivity plan

MITTAL

Productivity and efficiency improvements will come as a result of:

- Headcount reduction of 26,003 employees through 2008 (11,000 reduction achieved in 2005)**
  - Savings per employee estimated to average US$17,200 p.a.
  - Through voluntary retirement plans and natural attrition
  - In line with agreements made with governments
- Continued improvement in operating practices



Productivity* in 2005
Americas
777
Europe
236
Asia/ Africa
249
Global
356
Productivity* in 2008
899
409
410
530

Source: Mittal Steel

* Finished steel per employee (tonnes) excluding Kryviy Rih

** VRS cost for 26,003 reduction estimated at US$580m or US$22,300 per retiree; VRS cost for 2005 expensed in income statement and same treatment will be made for 2006, 2007 and 2008

Targeted reduction in energy consumption

MITTAL

Main drivers

Planned reduction of energy consumption resulting in average saving of US$7.5/T produced

- Internal and external benchmarking highlights opportunity: Significant variations across operations and gap to benchmarks
- Recent initiatives prove the potential:
  - Galati:
    - Level I automation in HSM reduced reheat energy consumption by 50%
    - Level I automation in Plate mill reduced reheat energy consumption by 51%
    - Phased upgrade to level II would reduce by further ca. 30%
  - Kryviy Rih
    - Electricity consumption/tonne reduced by 6.8% from Oct 2005 to April 2006
    - Natural gas consumption/tonne reduced by 27.9% over same period
  - USA
    - Use of new technology to reduce NG used for enrichment of blast furnace gas for stove heating by 81% in Q1 2006 relative to 2005 at IH-7 blast furnace
    - Improved process control and reductant balancing principles reduced direct injection of NG into IH-3 and IH-4 blast furnaces by 25%

A material yield gain of 1.5% is in line with historical industry achievements

MITTAL

Historical improvement of yield for steel industry
Hot Rolled Steel Production/Metallics Demand, %



0.6 % point p.a.
79%
78%
77%
76%
75%
74%
73%
72%
71%
70%
69%
72.2%
75.1%
78.3%
1995
2000
2005

Source: External industry expert, Mittal Steel analysis

Main drivers

- Major yield improvement coming from investment in continuous casting to replace ingot route in Kryviy Rih, Temirtau and Poland representing about US$150m gain
- Additional yield improvements of 1.5% across all operating subsidiaries and processes providing US$5.3/T of saving

Substantial mining expansions

MITTAL

Main drivers

Average margin of about US$30/T of iron ore based on 2005 benchmark iron ore price of US$40.6/T. Production expected to increase by 17mT by 2008 (2.5mT of this consumed in brownfield expansion*)

- Re-starting production in Liberian iron ore mines in 2007
- Increase in the open pit mining in Ukraine to increase raw ore production
- Investment in mines in Mexico
- Reaching full capacity in Bosnia

Each 10% increase in iron ore price yields additional US$66m p.a. EBITDA**

Mittal Steel iron ore production* in mT**



90
80
70
60
50
40
30
20
10
0
2004
2005
2006E
2007E
2008E
2009E
2010E

2010 Capacity expansion breakdown



28 Mt
Bosnia
Kazakhstan
Mexico
Ukraine
Liberia

Note: Newly identified resource in Senegal not included

* Not included in mining EBITDA as value of this material is captured in steel expansions

** Based upon 2005 benchmark iron ore price of $40.60 per tonne for CVRD fines 64.9% Fe content

*** Including strategic contracts

2005 acquisitions continue to deliver

MITTAL

Annualized revenue and cost cutting captured in Kryviy Rih (US$m)


Price improvement
Purchasing
173
125
47
256
165
91
200
100
100
Q4 05
Q1 06
End 2006
(original
estimate)

- Selling price adjustment to market completely realised and cost cutting from better sourcing captured at more than 90%
- US$53m negative impact in Q1 06 related to 600,000T from material in transit

Annualized synergies captured in ISG (US$m)


60
80
120
155
250
Q2 05
Q3 05
Q4 05
Q1 06
Target
2007

- US$110m captured in purchasing and US$45m from processing at the end of Q1 in line with plan

US$3.35bn in growth Capex to 2008

MITTAL

Growth Capex (US$m)



2005-2006
1,135
2007-2008
2,216
2009-2010
783

Examples (year of completion)

- Continuous caster - Temirtau (2005)
- BF rebuilds - Galati (2005/2006)
- Coke oven battery #7 rebuild - Temirtau (2006)
- Continuous slab caster - Poland (2006)
- Coke oven rebuilds - Kryviy Rih (2006)

- New hot strip mill - Poland (2007)
- Ore and beneficiation plant revamp - Kryviy Rih (2007)
- New billet caster and ladle furnace - Kryviy Rih (2008)
- Rebuild/upgrade of galvanising lines - Poland (2008/2009)
- Modernisation of cold rolling mill - Poland (2008/2009)
- Galvanising line for automotive - South Africa (2008)

- New hot strip mill - Kryviy Rih (2009/2010)
- New converter shop and LF - Kryviy Rih (2009/2010)

Funded by internal free cash flow and contained in US$1.7bn p.a. capital budget

Additional, as yet un-quantified, opportunities

MITTAL

Innovation

- Development of *sleek* grades (specially treated Aluminised steel) for construction and appliance customers
- Development of polymer-coated tinplate for enhanced functionality
- Development of new grades of Advanced High Strength Steels particularly for automotive sector

Transfer of knowledge

- Poland - optimisation of substrate development
- Romania - development of enamelling applications for appliance sector
- Tube and Pipe - development of X65-X80, API grades at tube and pipe mills for OCTG customer development

Cost

- Construction of ca. 2mtpy blast furnace in Lazaro Cardenas to replace high gas cost Hyl DRI modules
- Ongoing continuous improvement activities as part of day-to-day performance management

Business plan summary

MITTAL

- 2008 EBITDA expected to grow by 18% to US$9.9 billion from US$8.4 billion in 2004 or 36% from US$7.3 billion in 2006
- Growth arises from five key areas:
  - Low-cost capacity expansion in high-growth regions & higher utilisation of available capacity
  - Improved value-added mix
  - Enhanced productivity and cost reduction
  - Expansion of mining operations
  - Synergies from ISG and Kryviy Rih acquisitions
- Strong free cash-flow* generation estimated at US$6 billion in 2008
- US$3.35bn in growth capex to 2008, funded by internal cash flow
- Value creation through commitment to earnings enhancing transactions and balance sheet efficiency

2008 Free cash-flow target

	US$bn
Target EBITDA	9.9
Growth and maintenance capex	(1.7)
Income tax	(1.7)
Operating working capital 2008	(0.3) - (0.5)
Free cash-flow target	6.2 - 6.0

* Free cash-flow is defined as net cash provided by operating activities less capital expenditure

MITTAL

IV. Mittal Steel - Strong growth in 2006

Positive steel industry outlook

MITTAL

- Price recovery confirmed, driven by strong demand globally
- Further price increases expected
  - Positive price prospects in the US and EU as real demand continues to improve and inventory levels remain below average
  - Asian market improvement expected to continue in Q2 and Q3
  - Demand for steel expected to remain strong in all 3 regions
- Outlook
  - Flat products prices expected to increase in Europe and North America in Q2 (~US$20-30/ton), with further upside in Q3 (~US$30/ton)
  - Flat products prices expected to increase in Asia during Q2 (~ US$50 - 60/ton)
  - Long products prices expected to increase in Q3 (~US$30/ton)
  - Price increase impacts P&L with one quarter lag

Strong Q1 momentum accelerating in Q2

MITTAL

Q1 Operating Income


+17%
871
1017
Q4 05
Q1 06

Q2 Drivers	Q2 Comments
Volumes	• Shipments up
Prices	• Prices up
Costs	• Cost per ton stable

Q2 Operating income growth of 25% to 30% compared to Q1

2005 represents cyclical low for Mittal Steel EBITDA

MITTAL

- 2006 EBITDA expected to be approximately US$7.3bn
- 2006 operating income expected to be approximately US$6.1bn



US$m
8793
Synergies*
430
Kryviy Rih
547
ISG
944
Mittal Steel
6872
6649
426
462
5761
7320
8696
2004 Including ISG and Kryviy Rih & Synergies
2005 Including ISG and Kryviy Rih
2006 Forecast
2006 H2 annualised forecast

2005 a cyclical low

- Exposure to Asia, Africa and North American markets
- Drop in EBITDA margin also seen in the case of other companies in North America and Asia**
- Production cuts of over 4 million tonnes by Mittal Steel to address global inventory overhang

* Yet to be realised synergies at Kryviy Rih, ISG

** Between 2004 and 2005, EBITDA margins of Dofasco in North America and BaoSteel in Asia dropped from 19.8% to 11.8% and from 37.9% to 22.9% respectively

MITTAL

V. Superior merger proposal from a superior partner

Creation of the global leader by production and EBITDA

MITTAL


2005 Crude Steel Production (metric tonnes)
113
60
53
70
17
53
60
53
17
Mittal Steel*/Arcelor**
Arcelor**/Severstal***
Mittal Steel*
Arcelor**
Severstal***


2005 EBITDA (€bn)
11.8
5.3
6.5
9.0
2.5
6.5
6.5
5.3
2.5
Mittal Steel*/Arcelor**
Arcelor**/Severstal***
Arcelor**
Mittal Steel*
Severstal***

Source: Company information, Arcelor/Severstal investor presentation (26 May 2006)
* Mittal Steel including ISG and Kryviy Rih
** Arcelor including Dofasco and Acesita
*** Severstal including mining merger and Lucchini transfer

Creation of a more geographically balanced production profile

MITTAL

Arcelor* + Mittal Steel**

100% = 113 mt, 2005



Asia & Africa
11%
EU 15
40%
Americas
35%
Central and Eastern
Europe 14%

Arcelor* + Severstal***

100% = 70 mt, 2005



Russia
16%
Brazil
15%
EU 15
58%
Eastern Europe 1%
NAFTA 10%

Source: Company information, Arcelor/Severstal investor presentation (26 May 2006)
* Arcelor including Dofasco and Acesita
** Mittal Steel including ISG and Kryviy Rih
*** Severstal including mining merger and Lucchini transfer

Mittal Steel is the global market leader
Severstal is a regional player

MITTAL

Market position* and capacity in million tonnes



North America
Rank: No 1
29
Mittal Steel
Rank: No 8
3
Severstal
Europe
Rank: No 2
21
Mittal Steel
Rank: No 8
4
Severstal
CIS**
Rank: No 2
13
Mittal Steel
Rank: No 4
11
Severstal
Africa
Rank: No 1
10
Mittal Steel
Rank: N/A
0
Severstal

Mittal Steel #1*
vs.
Severstal #15*

Source: Mittal Steel, IISI
* Global rankings as published by IISI
** CIS includes Russia

Mittal's steel assets are superior to Severstal

	MITTAL	SeverStal
North America	• No. 1 producer - >29 million tonnes • Technology leader - Award-winning R&D • Largest supplier to automotive market - GM Supplier of the Year - Realised price average of US$680/tonne in USA	• No. 8 in North America - 3 million tonnes • Generally low quality, delivery and service ratings from customers (in 2005 ranked, only fourth out of five suppliers by a major customer) • Realised price of approximately US$600/tonne
CIS*	• No. 2 producer - >13 million tonnes	• No. 4 producer - 11 million tonnes
Central and Eastern Europe	• No. 1 producer - >17 million tonnes • Complete product range • Surplus coke-making capacity	• No presence
Western Europe	• Leading producer of high-quality wire rod and wire rod products - >4 million tonnes • Presence in France, Germany, Belgium, Italy, the UK and Luxembourg	• Present in France and Italy - 4 million tonnes
Africa	• Market leader in both Northern and Southern Africa - >10 million tonnes	• No presence
Asia	• Minority stake in top 10 Chinese producer • MoU for greenfield development in India	• No presence

* CIS includes Russia

Mittal Steel is stronger in Severstal's core market

MITTAL

	MITTAL (Temirtau and Kryviy Rih)	SeverStal (Cherepovets)
Market Position	No. 2 producer - >13 million tonnes	No. 4 producer - 11 million tonnes
Profitability (EBITDA Margin)	US$267/tonne average in Asia & Africa*	US$184/tonne
Cost/tonne**	Slab - US$198/tonne HRC - US$214/tonne	Slab - US$211/tonne HRC - US$228/tonne
Product mix	Flat Products at Temirtau 52.5% value added mix: • Cold rolled 26%/Galvanised 19%/Tinplate 7%	Significant production of commodity grade steel products • Hot-rolled products represent 2/3 of shipments • Galvanising coil only represents 5% of shipments
Raw Materials	Both Temirtau and Kryviy Rih are co-located with iron ore mines • Estimated resources: 2.9 billion tonnes • Production: 14.5 million tonnes Temirtau co-located with coking coal mines • Estimated resources: 700 million tonnes • Production: 12 million tonnes	Mines not co-located (logistics costs) • Iron Ore - Estimated resources: 1.9 billion tonnes - Over 12 million tonnes of iron ore production • Coal - Estimated resources: 900 million tonnes - Produces approximately 10 million tonnes of coking coal and thermal coal

Source: Mittal Steel; Arcelor and Severstal presentation
* Profitability (EBITDA margin) of Temirtau is higher than the average
** WSD 2005 cost curve

Mittal Steel's mining assets are superior to and more diversified than Severstal's

MITTAL

Mittal Steel iron ore asset diversification


USA Iron Ore*
Production 8.2 mT
Resources 500 mT
Algeria Iron Ore
Production 2 mT
Resources 100 mT
Bosnia Iron Ore
Production 1.5 mT
Resources 100 mT
USA Iron Ore***
Production 12 mT
Ukraine Iron Ore
Production 9.4 mT
Resources 1,000 mT
Kazakhstan Iron Ore
Production 6 mT
Resources 2,300 mT
Kazakhstan Coal
Production 12 mT
Resources 1,500 mT
Mexico Iron Ore*
Production 2.25 mT
Resources 250 mT
Senegal Iron Ore
potential acquisition
Liberia Iron Ore****
Resources 1,000 mT
South Africa Iron Ore**
Production 10.2 mT

Source: Mittal Steel, Severstal - "Overview of the company" presentation - 2006
* Share of production
** Strategic contract at cost plus
*** Formula based captive supply contract
**** Under development

Iron ore

- Severstal mines far from steel plant
  - Estimated resources: 1.9 billion tonnes
  - Over 12 million tonnes of production
- Mittal Steel mines near steel operation
  - Estimated resources: over 5 billion tonnes
  - Over 36 million tonnes of production

Coking coal and thermal coal

- Severstal mines very far from steel plant
  - Estimated resources: 900 million tonnes
  - 10 million tonnes of production
- Mittal Steel mines near steel operation
  - Estimated resources: over 1.5 billion tonnes
  - 12 million tonnes of production

Combination with Mittal Steel will generate more synergies than Severstal

MITTAL

MITTAL + arcelor

- US$1 billion quantified synergies
  - US$600 million purchasing
  - US$200 million marketing and trading
  - US$200 million manufacturing and process optimisation
- Additional synergies cannot currently be quantified with certainty
  - Could be substantial
  - Revenue and cost synergies

Not available in Severstal combination to same extent due to smaller size

SeverStal + arcelor

- Despite Severstal being less than 1/3 of Mittal's size, announced EBITDA synergies of €505 million
- Benefit from access to non-public information and due diligence

Synergies identified should largely be available to Mittal-Arcelor combination and based on relative size and product overlap should be more substantial

MITTAL

VI. Superior value to Arcelor shareholders

Mittal Steel is offering superior value based on Arcelor management guidance

MITTAL

€/share

	Value of Mittal Shares	Value of the Offer
Based on at 5.6x EBITDA* (Severstal Valuation)		
2005	33.4	43.4
2006	37.5	47.6
Based on at 6.0x EBITDA** (Arcelor Valuation)		
2005	36.3	46.3
2006	40.7	50.8
Based on EV/Tonne Paid for Severstal***	63.8	73.9

Note: 2005 influenced by production cuts and fire at the Temirtau plant. 2005 actual plus inclusion of ISG and Kryviy Rih as if acquisition occurred on 1 January 2005. Net financial debt of US$6,165m as per Q1 2006 results, adjustments include minority interest (US$1,904m) and associates (US$1,178m) as per Q1 2006 results. Based on 255.4m A shares outstanding, 457.5m B shares outstanding, 0.8m treasury shares, and options for 5.1m shares outstanding diluted based on the Treasury Method. Value of offer per Arcelor share includes dividend adjusted cash component of €10.05

* Severstal 2005 pro forma EBITDA multiple as per Arcelor/Severstal investor presentation (26 May 2006). Based on Mittal Steel 2005 EBITDA of US$6,649m including ISG and Kryviy Rih and 2006 EBITDA of US$7.3bn as per Mittal Steel Guidance

** Arcelor 2005 pro forma EBITDA multiple as per Arcelor/Severstal investor presentation (26 May 2006). Based on Mittal Steel 2005 EBITDA of US$6,649m including ISG and Kryviy Rih and 2006 EBITDA of US$7.3bn as per Mittal Steel Guidance

*** Mittal Steel production based on IISI "World Steel in Figures" multiplied by the implied EV/tonne for Severstal (5.6x Severstal's 2005 pro forma EBITDA divided by 17mT of pro forma Severstal production as per Arcelor/Severstal investor presentation (26 May 2006))

Further upside through synergies and Business Plan to Arcelor shareholders

MITTAL


€/share
Cash Component of Offer
Implied Value per Mittal Steel Share - 1 for 1 Exchange Ratio - Calculations made using Arcelor Management Methodology
43.4
33.4
3.1
8.1
54.6
5.6x 2005 EBITDA Multiple*
Value of Synergies**
Value Upside in Mittal Steel Business Plan***
Value of Mittal Steel Offer

Note: 2005 influenced by production cuts and fire at the Temirtau plant. 2005 actual plus inclusion of ISG and Kryviy Rih as if acquisition occurred on 1 January 2005. Net financial debt of US$6,165m as per Q1 2006 results, adjustments include minority interest (US$1,904m) and associates (US$1,178m) as per Q1 2006 results. Based on 255.4m A shares outstanding, 457.5m B shares outstanding, 8.8m treasury shares, and options for 5.1m shares outstanding diluted based on the Treasury Method. Value of offer per Arcelor share includes dividend adjusted cash component of €10.05

* Severstal 2005 pro forma EBITDA multiple as per Arcelor/Severstal investor presentation (26 May 2006). Based on Mittal Steel 2005 EBITDA of US$6,649m including ISG and Kryviy Rih

** US$1,000m of synergies as per Mittal Steel announcement (27 January 2006). 5.6x EBITDA multiple applied as per Arcelor/Severstal investor presentation (26 May 2006). Based on 705.6m diluted Mittal Steel shares, based on the Treasury Method, and assuming 100% tender of 639.8m Arcelor common shares, 4.7m Arcelor options and 39m OCEANEs (equivalent to 42m shares)

*** Source: Mittal Steel Business Plan. 2005 actual including inclusion of ISG and Kryviy Rih as if acquisition occurred on 1 January 2005. 5.6x EBITDA multiple applied as per Arcelor/Severstal investor presentation (26 May 2006)

Mittal Steel's valuation discount is unjustified

MITTAL

- Based on median broker target price of €34 per share, value of the offer of €44 per share
- Discount of >10% based on 2006E EBITDA multiples and >30% discount based on 2006E P/E

2006E EBITDA Multiples* (x)



Median: 4.9x excl. Arcelor & Mittal
6.8
5.9
5.4
5.3
5.2
4.9
4.8
4.8
4.3
4.1
2.8
Nucor
JFE
Gerdau
Corus
Arcelor Brasil
ThyssenKrupp
US Steel
Arcelor
Mittal Steel**
Nippon Steel
Posco

Re-rating to median implies ~US$41/€32 per share stand-alone

2006E P/E Multiples* (x)



Median: 9.0x excl. Arcelor & Mittal
11.1
10.5
9.3
9.1
9.0
8.6
7.8
7.0
6.9
6.7
6.1
Nucor
ThyssenKrupp
JFE
Nippon Steel
Arcelor Brasil
Corus
US Steel
Arcelor
Posco
Mittal Steel***
Gerdau

Re-rating to median implies ~US$43/€34 per share stand-alone

Source: Mittal Steel 2006 Guidance, IBES consensuses
* Based on 30 May 2006 share prices and IBES estimates
** Based on Mittal Steel 2006 Guidance, EBITDA of US$7.3bn
*** Based on Mittal Steel 2006 IBES EPS of US$4.82

Mittal Steel's valuation offers significant re-rating potential

MITTAL

2006E EBITDA Multiples (x)



4.9
4.3
3.9
Median Peer Group*
Mittal Steel**
Mittal Steel/Arcelor***

2006E P/E Multiples (x)



9.0
6.7
5.5
Median Peer Group****
Mittal Steel*****
Mittal Steel/Arcelor******

Further upside for shareholders from combined company of ~US$54/€42 per share

Further upside for shareholders from combined company of ~US$53/€41 per share

Source: Mittal Steel 2006 Guidance, IBES consensuses

- * Median peer group 2006 EBITDA multiple of 4.9x. Peer group includes Arcelor Brasil, Corus, Gerdau, JFE, Nippon Steel, Nucor, Posco, ThyssenKrupp and US Steel
- ** Based on Mittal Steel 2006 Guidance, EBITDA of US$7.3bn
- *** Mittal Steel/Arcelor pro forma. Pro forma EBITDA based on Mittal Steel 2006 Guidance of US$7.3bn, Arcelor 2006 IBES EBITDA of €6.0bn and pre-tax synergies of US$1,000m as per Mittal Steel announcement on 27 January 2006
- **** Median peer group 2006 P/E multiple of 9.0x. Peer group includes Arcelor Brasil, Corus, Gerdau, JFE, Nippon Steel, Nucor, Posco, ThyssenKrupp and US Steel
- ***** Based on Mittal Steel 2006 IBES EPS of US$4.82
- ****** Based on Mittal Steel 2006 IBES EPS of US$4.82. Arcelor based on 2006 IBES EPS of €4.87. Key assumptions: interest rate of 3.75%, pre-tax synergies of $1,000m and tax rate of 20%. Excludes tender offer for Brasil and does not take into account sale of Dofasco or other assets

The Severstal value proposition

MITTAL



US$ per Severstal share
$17
$13
$12
42% Premium
Mining
Steel
Arcelor's View
Average of Research Analysts
Market Price



EV/Tonne (US$/tonne)
1,194
1,137
1,031
701
586
337
206% Premium
Erdemir*
Dofasco**
Severstal***
Arcelor
Mittal Steel
Historical Sector Median****

* Based on 100% value of Erdemir using the $2.77 billion which Oyak paid for a 46.12% stake as reference for the acquisition. 2004 production of 5.03mT (Metal Bulletin)

** Based on Arcelor's offer price of C$71/share for Dofasco. 2005 production of 4.19mT (Metal Bulletin)

*** Based on Severstal's 5.6x 2005 pro forma multiple as per Arcelor/Severstal investor presentation (26 May 2006). 2005 pro forma EBITDA of US$3.1bn and production of 17mT as per Arcelor/Severstal investor presentation (26 May 2006)

**** Based on British Steel/Koninklijke Hoogovens, Usinor/Arbed, Usinor/Aceralia, Arcelor/CST and Mittal Steel/ISG

Mittal's offer represents a real and substantial premium for all Arcelor shareholders

MITTAL



Revised Offer on 19 May 2006 of €37.74** - 70% Premium to All-Time High
Closing Price on 9 June 2006 €33.70
+34% Increase
Previous Offer Value at Announcement €28.21
All-Time High €22.22
Arcelor Share Price* (€)
40
35
30
25
20
15
10
5
0
Dec-1999
Apr-2001
Jul-2002
Nov-2003
Feb-2005
Jun-2006

Source: Datastream as of 9 June 2006
* Usinor prior to 18 February 2002
** Unadjusted for Arcelor dividend payment

Mittal Steel offers better corporate governance

MITTAL

MITTAL

- **Improved corporate governance regardless of outcome of transaction**
  - Single class of shares
    - One share - one vote
    - Regardless of holding period
  - Board of Directors
    - Enlarged Board of Directors, with 18 members for combined Mittal Steel/Arcelor
    - Francois Pinault appointed as Independent Non-Executive Director
    - No nomination rights
    - Majority independent Directors
    - Three-year term for all Directors
- Compliance with strict corporate governance rules of SEC
- Shareholder consultation for significant strategic decisions
- Offer to all Arcelor shareholders
- Demonstrated commitment to shareholder interests
- Family interests fully aligned

Simple - Transparent - Fair

arcelor / **SeverStal**

- Arcelor Board of Directors has removed key assets from shareholder control
  - Dofasco shares in Stichting
  - Alexey Mordashov veto rights at Severstal
- Attempt to circumvent mandatory offer rule designed to protect shareholders
  - Arcelor trying to hand control to Alexey Mordashov without premium or offer to all shareholders
  - Alexey Mordashov indicated that he wants to increase stake to 45% without compensating shareholders and also his willingness to become CEO
- Shareholder vote resembles rigged election
- Misleading investors as to true value of Severstal transaction
  - Arcelor paying 42% premium to Severstal market value

Lacking in Good Corporate Governance

Announcement of 12 June fails to address shareholders' concerns

MITTAL

- To date, very limited disclosure on the contribution in kind by Mr Mordashov / no disclosure reviewed by regulators
- Industrial plan only 6 pages long, as disclosed by Arcelor
- EGM to be called after closing of Severstal deal is one of the covenants of the deal - Board wants authority to issue 100m new shares: seems peculiar in the context of a 150m shares buyback request; who are the 100m new shares for? Mr Mordashov?
- Same EGM is supposed to change Arcelor statutes to raise threshold for mandatory offers to 45 per cent, from currently 25%. Why? Is this because Mr Mordashov intends to raise his stake to 45%, as he stated to the press a few weeks ago?
- Shareholders should obtain answers to these questions
- Loss of control with no premium
- Arcelor Board has all but ignored request by a third of its shareholders (€7bn market value) to hold a proper vote on the Mordashov deal
- Adding a resolution to the June 30th EGM is obeying the letter but not the spirit of the law
- Timetable designed to deprive shareholders of choice
- €44 share price remains an illusion

Loss of control with no premium

MITTAL

- Arcelor shareholders are losing control of their company whilst being deprived of a control premium
- In almost all European countries an offer for the whole company needs be made if the 30.0-33.3% ownership threshold is passed
- Mordashov is interested in 45% - without making mandatory offer
- Arcelor is assisting Mordashov through self-tender



Mordashov is Taking Control
32%
38%
45%
Initial Mordashov Stake
Mordashov Stake After Arcelor Self-Tender
Mordashov Stated Ambition

"I would like to increase my share to 45%" Alexey Mordashov, Interfax, 28 May 2006

MITTAL

VII. Conclusion

Step change for the industry or imposed defense?

MITTAL

Top steel companies by crude steel production (million tonnes)


250
200
150
100
50
0
Mittal-Arcelor
Between 150 and 200mt
2005
2010e*
2015e*
Severstal-Arcelor
Mittal Steel
Nippon Steel
POSCO
JFE
Baosteel
US Steel

Source: IISI 2006

* Based on Mittal Steel industrial plan excluding Dofasco

MITTAL

- Compelling premium
- More synergies
- Clear global leadership
- Most competitive assets in every market
- An industry transforming transaction

SeverStal

- No premium/loss of control
- Regional transaction
- Severstal's non-Russian assets are sub-scale and uncompetitive
- Fewer synergies
- Poor corporate governance
- No global leadership and no improvement in industry structure

The most compelling value proposition for both sets of shareholders

MITTAL

- Create the undisputed global market leader in the steel industry
- Well-balanced portfolio exposed to the whole spectrum of steel products
- Improved corporate governance
  - One share - one vote
- Significant synergy potential
- Growth and value creation opportunities maximised through unique global platform
- Positive for all stakeholders

An Unmatched Value Proposition

MITTAL

Appendix

Demand growth to 2008 and beyond is forecast to be greatest in the developing world…

MITTAL

Steel Apparent Consumption growth - CAGR, 2006-2010 (%)


World Steel Dynamics
North America
0
Western Europe
0.6
Latin America
3.8
Eastern Europe
4.2
China
7.1
India
5.1
Other SE Asia
2.0
Africa
3.6
Other
4.2
Total
3.6


CRU
NA
4.1
Western Europe
2.8
Eastern Europe
4.3
CIS
3.5
SE Asia
5.2
Other
4.8
Total
4.5

Source: World Steel Dynamics, CRU

...where per capita steel consumption is lowest

MITTAL



Steel Apparent Consumption growth - CAGR, 2006-2010 (%)
IISI*
Per capita consumption, 2005 (kg)**
NAFTA
1.9
408
EU-25
1.7
353***
Central and South America
6.1
58
Other Europe
3.6
191
CIS
5.0
191
China
5.6
241
India
7.4
34
Other Asia
2.4
159
Africa
4.4
25
Other
3.8
182
Total
3.8
157

* Medium Scenario of demand growth
** Using IISI apparent consumption data and country population data from US Census Bureau
*** 367kg per capita for EU15; 276kg per capita for EU10
Source: World Steel Dynamics, IISI, US Census Bureau; Mittal Steel analysis

Mittal Steel's business model is uniquely positioned to capture this growth

MITTAL

A well balanced portfolio of assets…

- Leading position in emerging markets:
  - Central and Eastern Europe
  - Africa
  - Central Asia
- Position in Chinese market with Hunan Valin (top 10 producer)

\+

- Leading position in North American market
- Recognised R&D capabilities

\+

- Upstream integration into iron ore

… able to meet changing market needs

- Expandable, low-cost operating assets in key growth markets
  - Structural low cost position underpinned by raw materials position
- Local experience and market knowledge
- High-end product capability in developed markets to transfer to emerging market operations as market needs mature

Track record of growth

MITTAL

(shipments of short tons in 000)


Iron and Steel Co (Trinidad & Tobago)
Sibalsa (Mexico)
Sidbec-Dosco (Canada)
Karmet JSC (Kazakhstan) Hamburger Stahlwerke (Germany)
Thyssen Duisburg (Germany)
Inland Steel (USA)
Unimetal (France)
Sidex (Romania) Annaba (Algeria) Iscor (S. Africa)*
Nova Hut (Czech Rep.)
BH Steel (Bosnia) Balkan Steel (Macedonia) ISG (United States) PHS (Poland)
Hunan Valin (China) *** Kryvorizhstal (Ukraine)
420
480
600
1,473
1,922
2,932
5,657
8,343
10,532
13,563
18,853
20,304
18,675
24,626
27,457
57,550 **
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

* Strategic equity partnership in 2001; Majority position taken in 2004

** 2004 shipments pro forma inc.ISG

*** 36.67% stake

ISG Acquisition Experience

2002	2003	2004
LTV	Bethlehem Steel	Weirton Steel
Acme Steel		Georgetown Steel
		Trinidad

Track record of improvement

MITTAL

Operating subsidiary	Year acquired	Location	Product	Production process	Steel shipments ('000 short tons) Year prior to acquisition	In 2004
Point Lisas	1989	Trinidad & Tobago	Long	EAF	395	785
Lazaro Cardenas	1992	Mexico	Flat	EAF	526	4,223
Hamburg	1995	Germany	Long	EAF	936	1,141
Contrecoer	1995	Canada	Flat/Long	EAF	1,294	1,493
Temirtau	1995	Kazakhstan	Flat	BOF	2,532	4,146
Ruhrort/ Hochfeld	1997	Germany	Long	BOF	1,500	1,479
Inland	1998	USA	Flat/Long	BOF/EAF	5,260	5,584
Gandrange	1999	France	Long	EAF	1,361	1,307
Annaba	2001	Algeria	Flat/Long	BOF	913	964
Galati	2001	Romania	Flat/Long	BOF	3,352	4,462
South Africa	Entered into BAA 2001	South Africa	Flat/Long	BOF/EAF	5,825	6,835
Ostrava	2003	Czech Republic	Flat/Long	BOF	2,804	3,192

Temirtau Case Study

MITTAL

Parameter		1996	2004
Shipments 000'MT	• Slabs	139	220
	• Plates	98	0
	• HRC	988	1541
	• CRC	798	979
	• Galv	0	706
	• Tin Plates	125	283
	• Bars SBQ/MBQ	92	0
	• Welded Tubes	0	41
	• Total	2240	3789
Employees in steel production, 000'FTE		29.894	23.091
Finished steel per employee Tonnes		74.9	164.1
Raw material integration (coal and iron ore)		• None	• Self-sufficient

- Since acquisition shipments grew 6.8% annually
- Product mix improved by the introduction of galvanized steel and welded tubes and by the increase in CRC production
- Manpower productivity improved twofold
- Fully integrated into raw materials

Over US$1.1bn capex spend since 1997

Source: Mittal Steel Temirtau Reports, Mittal Steel Global HR Department

Inland Case Study

MITTAL


Parameter
1997
2004*
Shipments 000'MT
• Bars
907
611
• HRC
524
866
• CRC and Coated
3340
3616
• Total
4772
5093
Finished steel per employee (tonnes per FTE)
541
866
Raw steel to prime finished yield, %
83.7
85.0

- Since acquisition focus has been on product mix enhancement and productivity improvement
- Manpower productivity increased by 60%
- 1.6% through yield improvement despite increasing grade/mix challenges

* NB 2004 was year of BF7 reline; underlying performance even higher
Source: Mittal Steel USA

Mittal Steel South Africa case study

MITTAL

	Mittal Steel involvement begins 01 Jan 2002 [1]	Current 23 May 2006 [2, 3]
Equity value	US$215 mil	US$ 4,491 mil



Approximately US$4.3 billion increase in market value since Mittal Steel got involved

1 Equity value (share price and dollar/rand exchange rate at 1 January 2002).

2 Equity value (share price and dollar/rand exchange rate at 31 December 2005).

3 Excludes dividend payments since Jan 2002 of US$772m (dollar/rand exchange rate at 31 December 2005).

US$305m* value created through Business Assistance Agreement with Iscor

MITTAL

- Iscor received business assistance from Mittal Steel from 2002 to 2004 under the Business Assistance Agreement (BAA), resulting in:
  - Efficiency improvements of US$213.1 mil
  - Procurement savings of US$92.3 mil
  - Turnaround of Saldanha Steel from US$107 mil operating loss to US$169 mil profit
  - Project management improvements leading to capital expenditure saving
  - Product developments

Circa US$50 per tonne value creation

* Rand value converted at exchange rate of R6.50 per US$

Mittal Steel offer represents significant premium to Arcelor shareholders

MITTAL

	Original offer announced on 27 January 2006		Revised offer announced on 19 May 2006
Cash component	• €7.05 for each Arcelor share	+57%	• €11.10* for each Arcelor share
Share component	• 0.8 Mittal Steel shares for each Arcelor share	+25%	• 1.0 Mittal Steel shares for each Arcelor share
	27% premium to Arcelor all-time high share price		**70% premium to Arcelor all-time high share price**

A compelling offer for Arcelor shareholders

* Before adjustment for dividends paid by Arcelor

Merger with Mittal Steel is a superior value proposal

MITTAL

	MITTAL + arcelor	SeverStal + arcelor
Synergies	• Successful track record of integrating acquisitions and delivering synergies • Conservative estimate of US$1 billion based on public information only • Further substantial upside from unquantified synergies	• Despite less than 1/3 of Mittal's size, Severstal believes €505 million of cost savings can be achieved - Less than Mittal, even after full due diligence
Premium	• Real 70% premium over pre-offer, all-time high price share price • Offer to all Arcelor shareholders	• Mordashov handed control over Arcelor without premium - Below value of Mittal offer - Discount to share price • Trying to create illusion of €44 per share
Corporate Governance	• Proposals illustrate commitment to high governance standards • Compliance with SEC corporate governance rules	• Unprecedented assaults on shareholder rights - Dofasco in Stichting - No real vote on Severstal - Mordashov veto rights over Severstal • Self-serving Board of Directors

Merger with Mittal Steel is a superior value proposal (Continued)

MITTAL

	MITTAL + arcelor	SeverStal + arcelor
Disclosure	• Full disclosure in listing particulars and offer document, including SEC-registration • SEC - registered and reporting company; US GAAP and IFRS financials	• Almost no information on large parts of assets contributed • Little disclosure on terms of transaction • Numerous accounting standards
Risk	• Geographically diversified • As required, on course for being Sarbanes-Oxley Section 404 - compliant by end of 2006 • Investment grade ratings from S&P and Moody's	• High country risk • Geographic concentration - 65% of Severstal production in Russia • Sub-investment grade credit ratings
Asset Base	• CIS assets on-par with, if not better than, Severstal • Highly productive and competitive assets in North America and Europe producing high-quality steel • Substantial raw material reserves in all key markets	• Only good assets located in Russia • Non-Russian assets are sub-scale and uncompetitive • Mostly commodity grades, even in developed markets • Less raw materials than Mittal and only in Russia

Arcelor and Mittal Steel have comparable capex on a like-for-like basis in carbon steel

MITTAL

Capital Expenditure, EUR/tonne


45
4
4
13
24
19
Arcelor 2005
A3S & Other businesses
Stainless
Brazil development
Arcelor Flat & Long Carbon
Mittal Steel comparable 2005

Source: Arcelor and Mittal Steel Annual Reports 2005, Arcelor FY05 Financial Results, Mittal Steel USA

2005 represents a reasonable mid-cycle reference year for prices

MITTAL



HRC Margin on Raw Materials, Constant US$/tn
Average, US$/tn
600
500
400
300
200
100
0
1982 1983 1984 1985 1986 1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005

Note: HRC margin on raw material = HRC price - iron ore cost - coking coal cost; assume 2 tonnes iron ore and 1 tonne coking coal for 1 tonne of HRC
Source: CRU, WSD, USGS, J.F. King

Process undertaken for development of the 2008 Business Plan

MITTAL

- Operating subsidiaries develop individual Business Plans based on certain macro-assumptions
- Operating subsidiaries Plans reviewed at regional level
  - Consistency of approach
  - Elimination of duplication of initiatives
- Business Plans reviewed and revised at Corporate level
  - Consistency of approach
  - Alignment with Company strategy
  - Elimination of duplication of initiatives
  - Analysed against external macro-forecasts and benchmarks
  - Analysed against internal benchmarks for global target setting
  - Corporate finance audited cost and price numbers for accuracy against finance system
- Mechanics reviewed by auditors and assumptions tested by international consulting firm
  - Rigorous approach confirmed

Key Assumptions of Mittal Steel's Business Plan (1/4)

MITTAL

General

1. This plan is based on organic growth opportunities from Mittal Steel's current operating subsidiaries. It excludes any M&A pipeline, minority interests (specifically Hunan Valin in China) and the prospective greenfield development in India
2. All monetary values are expressed in constant 2005 US dollars
3. All tonnage values are in Metric Tonnes
4. Notwithstanding point 6 below, 2008 forecast sales prices of all products in all markets are maintained at their actual 2005 levels
5. Notwithstanding point 6 below, 2008 forecast variable costs of all products in all markets are set at their actual 2005 levels
6. At the end of all calculations a general price-squeeze is applied at a rate equivalent to a 1.75% p.a. reduction of real price
7. All exchange rates are assumed fixed at their average levels during 2005
8. Estimated total capital expenditure of approximately US$3.35bn during the period to 2008 in order to achieve the above benefits, over and above its maintenance capital expenditure. Total capital expenditure is therefore estimated at US$1.7bn per year through 2008

Low-cost brownfield capacity growth & higher utilisation of available capacity

1. Expansions were assumed at nine operating subsidiaries only: Poland, Kryviy Rih, Ostrava, Temirtau, Annaba, South Africa, Galati, USA and Zenica
2. These expansions will be driven by a combination of investments and de-bottlenecking
3. The operating cost of these expansions is assumed to be at variable cost once fully commissioned and operational (i.e., no additional fixed costs are required for these expansions)
4. The additional EBITDA from expansion in flat products (except plate) is calculated by multiplying the additional estimated volume of flat production (2008 versus 2005) by the additional margin, the latter being the difference between the selling price per tonne and variable cost of HRC per mT at the relevant operating subsidiaries during 2005
5. For plate production the additional EBITDA for the relevant additional slab production was used
6. The estimated additional EBITDA of expansion in long products is calculated by multiplying the additional volume of long production by the margin, the latter being the difference between the price per mT and variable cost of billet/bloom/rebar per mT at the relevant operating subsidiaries during 2005 (for Temirtau long product expansion, Kryviy Rih variable costs were used as a proxy and prices were estimated)

Key Assumptions of Mittal Steel's Business Plan (2/4)

MITTAL

Investment in value-added capacity

1. Additional volumes of value-added production were estimated at eight principal operating subsidiaries: Poland, Kryviy Rih, Galati, Ostrava, USA, Temirtau, South Africa and Annaba
2. This additional value-added volumes are driven by a combination of investments and de-bottlenecking
3. For value-added product at each operating subsidiary, the additional EBITDA is calculated by multiplying the additional volume of value-added product (2008 versus 2005) by the additional margin over the base product (HRC for flat, billet/bloom/rebar for long), and all margins are calculated based on actual 2005 prices and variable costs
4. The only exception is plates where the additional EBITDA from increased plate production in Galati, USA and South Africa is calculated using the margin for the plates referenced to slab

Manpower productivity improvement

1. The basis for this is a 5-year rolling plan 2005-2009 inclusive developed by the Mittal Steel HR Department and the relevant operating subsidiaries, which presently excludes Kryviy Rih in Ukraine
2. This plan accounts for a reduction of 26,000 FTE across Mittal Steel through 2008
3. For each operating subsidiaries, the additional EBITDA achieved by 2008 was calculated by multiplying the 2005 cost per FTE at the relevant operating subsidiary by the planned number of FTE reduction through 2008
4. No severange payments for voluntary plans have been taken into account, as the Company treats the expenses as part of normal operations, as was the case in 2005

Key Assumptions of Mittal Steel's Business Plan (3/4)

MITTAL

Energy consumption reduction

1. For the purpose here, energy costs were defined as costs of the 4 major energy sources: coking coal, coke, natural gas and electricity. Consumption norms of other sources of energy has been considered constant
2. 2005 actual costs for each of these sources were used as baseline
3. Based upon internal and external benchmarks, a 2% p.a.reduction in energy consumption across all operating subsidiaries was assumed resulting in a 6% reduction in total energy costs at each Unit

Yield improvement

1. Two sources of yield improvement were identified and quantified
2. The first source is the yield improvement (estimated to be 12% based upon Temirtau ingot casting data) that will arise upon replacement of ingot casting by continuous casting at three operating subsidiaries: Kryviy Rih, Temirtau and Poland
3. This improved yield will mean a proportionately lower variable cost for making slab/billet, since proportionately less input material and processing will be required to achieve the same output
4. The additional EBITDA was calculated by multiplying the variable cost saving by the tonnage of ingot casting being replaced
5. The second source of yield improvement will arise from improving yield losses in all processes across all operating subsidiaries toward the best-in-class performance
6. Based upon the actual yields for liquid steel and hot rolling alone, we have estimated a weighted average global yield improvement of 1.5%, contributing a 1.5% reduction in variable cost across the Company, this being the basis for the additional EBITDA from this source

Key Assumptions of Mittal Steel's Business Plan (4/4)

MITTAL

Mining expansions

1. Mittal Steel has plans in place for an additional 28m tonnes of iron ore production per annum by 2010, 17m tonnes of which will be on line by 2008
2. Once fully commissioned and operational these expansions are assumed to operate at variable cost (i.e., no additional fixed costs are required), apart from Liberia, which is a greenfield expansion and where full costs are assumed
3. The EBITDA value of each expansion is calculated by multiplying the estimated tonnage of the expansion by the relevant margin
4. The relevant margin is the difference in the market price (based upon US$40.60/t, the 2005 benchmark price for CVRD fines 64.9% Fe, adjusted for Fe content) and the estimated variable cost (except Liberia, where full costs are used)
5. Finally, the EBITDA value of the 2.5m tonne expansion in Temirtau has been subtracted from the total additional EBITDA from "mining expansion" since this tonnage will be consumed internally by the steel expansion at Temirtau (the benefit having been taken into account when calculating the benefit of the steel expansion)